Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS ITS FINANCIAL
RESULTS FOR THE YEAR 2021

YAVNE, Israel - March 15, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2021.

Fiscal Year 2021 Highlights

•	Sales increased to NIS 454.2 million (US$ 146.0 million) from NIS 454.1 million (US$ 146.0 million) in fiscal year 2020.
•	Gross profit decreased by 4.9% from fiscal year 2020 to NIS 138.3 million (US$ 44.5 million).
•	Operating profit decreased by 14.3% from fiscal year 2020 to NIS 49.4 million (US$ 15.9 million).
•	Cash and cash equivalents balance of NIS 349.8 million (US$ 112.5 million) as of December 31, 2021.
•	Earnings per share of NIS 3.25 (US$ 1.05).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are very pleased to present our fiscal year 2021 financial results. As a result of the Covid-19 pandemic and its variants, the world is still experiencing a crisis that is reflecting among other things, in disruptions to international commercial shipping, which has led to an increase in the demand for containers and a significant increase in sea freight and commodity prices. The Company cannot predict how long this "shipping crisis" will last. Despite this difficult environment, the Company managed to maintain the same level of sales and a strong level of gross margin and other operational parameters. In addition, recently armed conflict opened between Ukraine and Russia which are major producers of wheat and oil  in the world. if this war continues it will affect the price of wheat and oil and its related products. Despite this difficulties and uncertainty The Company will work hard to fulfill its strategy for the near future, to improve commercial conditions with its suppliers and customers, develop new products, enter into new categories with potentially high gross profit margins, improve the visibility of its products in the stores, strengthen its brand and supply chain and ensure sufficient inventory. We intend to work hard to achieve the goals we have set for the Company."

Fiscal 2021 Summary

Revenues for fiscal year 2021 increased to NIS 454.2 million (USD 146.0 million) from NIS 454.1 million (USD 146.0 million) recorded in fiscal year 2020.

Gross profit for fiscal year 2021 decreased by 4.9% to NIS 138.3 million (USD 44.5 million), or 30.4% of revenues, from NIS 145.4 million (USD 46.7 million), or 32.0% of revenues, recorded in fiscal year 2020. The decrease in gross profit was mainly due to increased costs of the Company’s imported products and significant increases in shipping costs starting second half of 2021.

Selling expenses for fiscal year 2021 amounted to NIS 65.9 million (USD 21.2 million), or 14.5% of revenues, and were substantially the same as in fiscal 2020.

General and administrative expenses for fiscal year 2021 increased by 6.3% to NIS 23.3 million (USD 7.5 million), or 5.1% of revenues, from NIS 21.9 million (USD 7.0 million), or 4.8% of revenues, recorded in fiscal year 2020. The increase in General and administrative expenses was mainly due to changes in the provision for doubtful debts in the amount of NIS 0.7 million (USD 0.3 million) and an increase in stock exchange fees and donations in the amount of 0.5 million (USD 0.16 million).

Operating profit for fiscal year 2021 decreased by NIS 8.2 million (USD 2.6 million), or by 14.3%, to NIS 49.4 million (USD 15.9 million), or 10.9% of revenues, from NIS 57.6 million (USD 18.5 million), or 12.7% of revenues, recorded in fiscal year 2020. The decrease in operating profit was primarily due to a decrease in gross profit.

Financial income, net, for fiscal year 2021 amounted to NIS 8.5 million (USD 2.7 million), compared to NIS 10.1 million (USD 3.2 million) recorded in fiscal year 2020. Financial income, net for fiscal year 2021 comprised mainly of income from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 19.5 million (USD 6.3 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.5 million (USD 3.1 million), offset by from  expenses from changes in fair value of liabilities assets at fair values in an amount of NIS 14.0 (USD 4.5 million), exchange rate differences in an amount of NIS 5.2 million (USD 1.7 million) and other finance expenses in an amount of NIS 1 million (USD 0.3 million).

Willi-Food ended fiscal year 2021 with NIS 349.8 million (USD 112.3 million) in cash and cash equivalents with no short-term debt. Net cash from operating activities in fiscal year 2021 was NIS 45.7 million (USD 14.7 million). Willi-Food's shareholders' equity at the end of December 2021 was NIS 568.9 million (USD 182.9 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate of USD 1.00 to NIS 3.11 as of December 31, 2021. The use of USD is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2021 are presented in accordance with International Financial Reporting Standards.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, adverse effects from the ongoing COVID-19 pandemic, disruptions to global shipping, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 27, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	195,718	201,822	62,932	64,895
Financial assets at fair value through profit or loss	154,090	154,700	49,546	49,742
Loans to others	-	18,707	-	6,015
Trade receivables	134,017	131,301	43,092	42,219
Other receivables and prepaid expenses	4,939	6,667	1,588	2,144
Inventories	59,528	59,514	19,141	19,136
Current tax assets	5,780	3,965	1,859	1,275
Total current assets	554,072	576,676	178,158	185,426

Non-current assets
Property, plant and equipment	87,245	83,105	28,053	26,722
Less -Accumulated depreciation	48,431	46,460	15,573	14,939
	38,814	36,645	12,480	11,783

Right of use asset	4,088	2,866	1,314	922
Financial assets at fair value through profit or loss	31,056	13,700	9,986	4,405
Goodwill	36	36	12	12
Total non-current assets	73,994	53,247	23,792	17,122

	628,066	629,923	201,950	202,548
EQUITY AND LIABILITIES
Current liabilities

Current maturities of lease liabilities	1,136	1,393	365	448
Trade payables	20,386	23,474	6,555	7,548
Employees Benefits	3,442	3,437	1,107	1,105
Financial liabilities at fair value through profit or loss	13,960	-	4,489	-
Other payables and accrued expenses	11,216	11,611	3,606	3,733
Total current liabilities	50,140	39,915	16,122	12,834

Non-current liabilities
Lease liabilities	3,062	1,592	985	512
Deferred taxes	2,017	768	648	247
Retirement benefit obligation	1,615	1,905	519	613
Total non-current liabilities	6,694	4,265	2,152	1,372

Shareholders' equity
Share capital	1,490	1,490	479	479
Additional paid in capital	170,760	170,760	54,907	54,907
Capital fund	247	247	79	79
Treasury shares	(628)	(628)	(202)	(202)
Retained earnings	400,322	415,196	128,721	133,504
Remeasurement of the net liability in respect of defined benefit	(959)	(1,322)	(308)	(425)
Equity attributable to owners of the Company	571,232	585,743	183,676	188,342

	628,066	629,923	201,950	202,548

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	454,213	454,094	146,049	146,011
Cost of sales	315,920	308,717	101,582	99,266

Gross profit	138,293	145,377	44,467	46,745

Operating costs and expenses:
Selling expenses	65,869	65,990	21,180	21,219
General and administrative expenses	23,299	21,918	7,491	7,048
Other income	(230)	(108)	(74)	(35)
Total operating expenses	88,938	87,800	28,597	28,232

Operating profit	49,355	57,577	15,870	18,513

Financial income	28,957	11,348	9,311	3,649
Financial expense	20,492	1,253	6,589	403
Total Finance Income	8,465	10,095	2,722	3,246

Profit before taxes on income	57,820	67,672	18,592	21,759
Taxes on income	12,719	15,463	4,090	4,972

Income after taxes on income	45,101	52,209	14,502	16,787

Earnings per share:
Basic / diluted earnings per share	3.25	3.89	1.05	1.3

Shares used in computation of basic/diluted EPS	13,867,017	13,433,684	13,867,017	13,433,684

Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	45,101	52,209	14,502	16,787
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	416	11,967	133	3,848
Net cash from (used to) continuing operating activities	45,517	64,176	14,635	20,635

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(6,209)	(2,903)	(1,996)	(933)
Proceeds from sale of property plant and equipment	230	108	74	35
Loans granted to others	-	(20,000)	-	(6,431)
Proceeds from loans granted to others	18,707	18,943	6,015	6,091
Proceeds from sale (purchase) of marketable securities, net	2,718	(20,739)	874	(6,668)
Net cash used to continuing investing activities	15,446	(24,591)	4,967	(7,906)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(2,169)	(1,819)	(697)	(585)
Shares issue	-	42,471	-	13,656
Dividend distribution	(59,975)	-	(19,285)	-
Net cash used to continuing financing activities	(62,144)	40,652	(19,982)	13,071

Increase (decrease) in cash and cash equivalents	(1,181)	80,237	(380)	25,800
Cash and cash equivalents at the beginning of the year	201,822	121,860	64,895	39,183
Exchange losses on cash and cash equivalents	(4,923)	(275)	(1,583)	(88)
Cash and cash equivalents at the end of the year	195,718	201,822	62,932	64,895

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:
A. Adjustments to reconcile net profit to net cash from (used to) continuing operating activities
Decrease (Increase) in deferred income taxes	1,249	1,586	402	510
Unrealized loss (gain) on marketable securities	(19,464)	(6,115)	(6,258)	(1,966)
Loss of financial liabilities at fair value through profit or loss	13,960	-	4,489	-
Depreciation and amortization	6,200	5,690	1,993	1,830
Capital gain on disposal of property plant and equipment	(230)	(108)	(74)	(35)
Exchange (losses)/gains on cash and cash equivalents	4,923	275	1,583	88

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	10,190	22,029	3,277	7,083
Increase (Increase) in inventories	(14)	12,034	(5)	3,869
Increase (decrease) in trade and other payables, and other current liabilities	(3,405)	(1,861)	(1,096)	(598)
Cash generated from operations	13,409	33,530	4,311	10,781
Income tax paid	(12,993)	(21,563)	(4,178)	(6,933)
Net cash flows from operating activities	416	11,967	133	3,848

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.